DANIEL M. MILLER
Partner
(604) 630-5199
FAX (604) 687-8504
miller.dan@dorsey.com

November 26, 2014

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Attention: Jeffrey P. Riedler, Assistant Director

Re:	Trillium Therapeutics Inc.
Amendment No. 1 to Registration Statement on Form 20-F
Filed October 3, 2014
File No. 001-36596

Dear Sirs and Mesdames:

On behalf of our client, Trillium Therapeutics Inc. (the “Company”), and pursuant to the Securities Exchange Act of 1934, as amended (the “Act”), and the rules and regulations thereunder, we transmit additional information pertinent to the Company’s above noted filing (the “Form 20-F”).

Reverse Stock Split (also known as a Share Consolidation)

On November 14, 2014, the Company filed Articles of Amendment to consolidate its common shares in the ratio of 30 pre-consolidation common shares for each 1 post-consolidation common share. The Company authorized for issue its interim condensed consolidated financial statements for the three and nine months ended September 30, 2014 and 2013 on November 12, 2014. Accordingly, as the reverse stock split occurred after these financial statements were authorized for issue, the Company determined that the September 30, 2014 and 2013 interim condensed consolidated financial statements and the audited financial statements for the years ended December 31, 2013 and 2012, and for the years ended December 31, 2012 and 2011, did not require restatement to show the impact of the reverse stock split under IFRS, as further discussed below.

The Company noted that IAS 33 Earnings per Share (paragraph 64) requires retrospective restatement of earnings per share for a reverse stock split that occurs subsequent to the balance sheet date but before the date of authorization of the statements. However, as the Company is a Canadian public company, the interim and annual statements have been previously issued and their date of authorization for issue pre-dates the reverse stock split, as noted above. Therefore, the Company’s financial statements included in the 20-F are those previously issued in Canada, and the date of authorization disclosed in those financial statements pre-dates the reverse stock split. As such, paragraph 64 of IAS 33 does not require restatement of earnings per share.

November 26, 2014

In addition, the Company has not amended its financial statements to add a subsequent events note in relation to the stock consolidation. IAS 10 Events after the Reporting Period requires that the financial statements reflect all events up to date of authorization for issuance. Paragraph 3 of IAS 10 defines events after the reporting period as those that “occur between the end of the reporting period and the date when the financial statements are authorized for issue”. Additionally, paragraph 18 of IAS 10 states that “it is important for users to know when the financial statements were authorized for issue, because the financial statements do not reflect events after this date”. Therefore, in accordance with IAS 10 the Company views that a subsequent events note is not required to be added for the stock consolidation since it occurred after the date of authorization of the financial statements.

Since there is neither an IFRS accounting requirement nor a regulatory requirement to amend earnings per share or capital disclosures, or to add a subsequent events note, the Company has instead disclosed the stock consolidation prominently throughout the Form 20-F. Additionally, the Company has provided pro forma earnings per share disclosures in the Form 20-F.

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On behalf of the Company, we confirm that the Company acknowledges that:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

November 26, 2014

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Should you have further comments or require further information, or if any questions should arise in connection with this submission, please call the undersigned at (604) 630-5199. You also may email me at miller.dan@dorsey.com or fax me at (604) 687-8504.

Yours truly,

/s/ Daniel M. Miller

Daniel M. Miller

cc:	James Parsons
Trillium Therapeutics Inc.